                                                           Exhibit 12.1

                     Ford Motor Company and Subsidiaries

          CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                        AND PREFERRED STOCK DIVIDENDS
- --------------------------------------------------------------------------------
                                (in millions)

                                                    Nine
                                                   Months                   For the Years Ended December 31
                                                                 ----------------------------------------------------
                                                    1994         1993        1992       1991        1990        1989
                                                   ------        -----      ------     ------      ------      ------
Earnings
- --------
  Income/(loss) before income taxes and
   cumulative effects of changes in accounting
   principles                                   $ 6,570          $ 4,003    $ (127)    $(2,587)   $ 1,495      $ 6,030
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                  (102)             (98)       26          69         171        (137)
  Adjusted fixed charges a/                       5,853            7,648     8,113       9,360       9,690       9,032
                                                -------          -------   -------      ------      ------      ------
    Earnings                                    $12,321          $11,553   $ 8,012      $6,842     $11,356     $14,925
                                                =======          =======   =======      ======     =======     =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                           $ 5,605          $ 7,351   $ 7,987      $9,326     $ 9,647     $ 8,624
  Interest portion of rental expense c/             195              266       185         124         105         103
  Preferred stock dividend requirements of
   majority-owned subsidiaries d/                   122              115        77          56          83          16
                                                -------           ------    ------      -------    -------      ------
    Fixed charges                                 5,922            7,732     8,249       9,506       9,835       8,743

Ford preferred stock dividend requirements e/       377              442       317          26           0           0
                                                -------          -------   -------     -------     -------     -------
  Total combined fixed charges and
   preferred stock dividends                    $ 6,299          $ 8,174   $ 8,566     $ 9,532     $ 9,835     $ 8,743
                                                =======          =======   =======     =======     =======     =======
Ratios
- ------
  Ratio of earnings to fixed charges               2.08              1.5        f/          g/         1.2         1.7

  Ratio of earnings to combined fixed
   charges and preferred stock dividends           1.96              1.4         h/         i/         1.2         1.7


- - - - - -
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million.
g/ Earnings were inadequate to cover fixed charges by

   $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.